

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2017

Mr. Neil H. Thomson
Chief Financial Officer
Del Frisco's Restaurant Group, Inc.
920 S. Kimball Ave., Suite 100
Southlake, Texas 76092

   Re: **Del Frisco's Restaurant Group, Inc.**
      Form 10-K for the Year Ended December 27, 2016
      Filed February 28, 2017
      File No. 001-35611

Dear Mr. Thomson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Melissa Raminpour

       Melissa Raminpour
       Branch Chief
       Office of Transportation and Leisure